UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)(1)

Cascade Microtech, Inc.
------------------------------------------------
(Name of Issuer)

Common Stock, $0.01 par value per share
------------------------------------------------
(Title of Class of Securities)

147322101
------------------------------------------------
(CUSIP Number)

Robert G. Moses
RGM Capital, LLC
6621 Willow Park Drive
Suite One
Naples, FL  34109
(239)-593-1280
------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2007
------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].


CUSIP NO. 147322101
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

   RGM Capital, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                      (b) [ ]
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3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         860,075**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        860,075**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    860,075**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.71%
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14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5




CUSIP NO. 147322101
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Robert G. Moses
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   AF*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         860,075**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        860,075**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    860,075**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.71%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 relates to Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 31, 2007 and relates to the common stock, $0.01 par value per share (the "Common Stock"), of Cascade Microtech, Inc., an Oregon corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2430 N.W. 206th Avenue, Beaverton, OR 97006

ITEM 2.  IDENTITY AND BACKGROUND.

         (a-c, f) This Statement is filed jointly by RGM Capital, LLC ("RGM Capital") and Robert G. Moses (together, the "Reporting Persons"). Mr. Moses is the managing member of RGM Capital. The Reporting Persons' principal business address is located at 6621 Willow Park Drive, Suite One, Naples, FL 34109.

         (d-e) Neither RGM Capital nor Mr. Moses have during the past five years been convicted of any criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used to purchase the securities reported herein was the working capital of private investment funds and a separately managed account over which the reporting persons have investment discretion. The aggregate funds used by the Reporting Persons to make the purchases was $10,706,689, inclusive of commissions.

ITEM 4.  PURPOSE OF TRANSACTION.

          The securities reported herein were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of private investment funds and a separately managed account over which the reporting persons have investment discretion. The acquisitions of the securities reported herein were made in the ordinary course of the Reporting Persons' business.

         On August 9, 2007, RGM Capital sent a letter to the Board of Directors of the Issuer expressing concern about the capital allocation practices of the Issuer, specifically with regards to management's continued investments in the loss-making pyramind probe card division, and recent, and potential, acquisitions. As detailed in the letter to the Board, RGM Capital believes the shares of the Issuer are materially undervalued.
A copy of the letter is attached hereto as Exhibit B and incorporated herein by reference.

	The Reporting Persons will take such future actions with respect to the securities reported herein as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons.

         In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the
Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

         Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b). As of the date hereof, RGM Capital may be deemed the beneficial owner of 860,075 shares of Issuer Common Stock, representing approximately 6.71% of the Issuer's outstanding Common Stock based upon the 12,809,563 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter period ended June 30, 2007.

         RGM Capital shares the power to vote or direct the vote of 860,075 Shares to which this filing relates.

         RGM Capital has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

         RGM Capital shares the power to dispose or direct the disposition of 860,075 shares to which this filing relates.

         RGM Capital has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

         As of the date hereof, Robert G. Moses may be deemed the beneficial owner of 860,075 shares of Issuer Common Stock, representing approximately 12,809,563 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter period ended June 30, 2007.

	Robert G. Moses shares the power to vote or direct the vote of 860,075 Shares to which this filing relates.

         Robert G. Moses has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

         Robert G. Moses shares the power to dispose or direct the disposition of 860,075 shares to which this filing relates.

         Robert G. Moses has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

(c) The following transactions in the Issuer's Common Stock were effected by the Reporting Person during the sixty (60) days preceding the date of this report. All of such transactions represent open market transactions.

PURCHASES

Trade Date       Shares    	Price/Share
----------       ------      	-----------
07/16/2007	  4,436 	  $11.4000
07/18/2007	  1,200 	  $11.3292
07/19/2007	  7,300 	  $11.3500
07/20/2007	    500 	  $11.2980
07/23/2007	  5,000 	  $11.3198
07/25/2007	 30,000 	  $10.1253
07/27/2007	 15,000 	  $10.0000
07/30/2007	 13,960 	  $10.0089
07/31/2007	 24,504 	  $10.0831
08/02/2007	 20,000 	  $10.0478
08/03/2007	 15,000 	   $9.9983
08/06/2007	  3,750		   $9.8771
08/07/2007	 25,000	 	   $9.9370
08/08/2007       20,000		   $9.9982
08/09/2007	  6,998		   $9.8487


(d-e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Neither of the Reporting Persons have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement
Exhibit B - Letter from RGM Capital to the Board of Directors of the Issuer dated August 9, 2007


                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					 August 9, 2007
                              ----------------------------------------
       (Date)

                              RGM Capital, LLC

                              By:    /s/  Robert G. Moses
                                --------------------------------------
		                  Robert G. Moses, Managing Member

                              /s/  Robert G. Moses
                              --------------------------------------
			       Robert G. Moses


Exhibit A


AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D dated August 3, 2007, relating to the Common Stock, $0.01 par value per share, of Cascade Microtech, Inc. shall be filed on behalf of the undersigned.

					August 9, 2007
                              ----------------------------------------
       (Date)

                              RGM Capital, LLC

                              By:    /s/  Robert G. Moses
                                --------------------------------------
			         Robert G. Moses, Managing Member

                              /s/  Robert G. Moses
                              --------------------------------------
			       Robert G. Moses



Exhibit B

[RGM Capital, LLC Letterhead]



Via Fax and Federal Express


August 9, 2007


Board of Directors

Cascade Microtech, Inc.
2430 NW 206th Avenue
Beaverton, Oregon 97006


RE: PYRAMID PROBE CARD BUSINESS AND SHAREHOLDER VALUE

To the Members of the Board:

RGM Capital, LLC is a registered investment advisor managing private limited partnership funds that own, in aggregate, approximately
6.70% of the outstanding common shares of Cascade Microtech, Incorporated ("Cascade"). As a follow up to our recent meetings with members of management in Beaverton, as well as numerous subsequent conversations, we are writing to express our concern regarding the companys capital allocation practices. Specifically we believe the company's continued investment in the pyramid probe card business, and the associated significant operating losses for the segment, have been destructive to shareholder value.

As shareholders with a long-term perspective, we are willing to accept short-term losses in exchange for long-term returns. Indeed, we shared management's enthusiasm regarding the opportunity for the pyramid probe card business when we initially invested in the company. We believed at the time that the market was placing little to no value on the division and felt the engineering business would continue to generate a steady stream of profits that would more than support the entire valuation of the company. While our continued due diligence of Cascade has confirmed our positive view of the engineering business, it has become quite clear that the pyramid probe card segment has been detrimental to shareholder value.

Although the company ceased reporting segment operating profit detail following the filing of its form 10K with the S.E.C. in 2004, we estimate the pyramid probe card segment lost approximately $1.5 to $2.0 million before taxes in the second quarter of 2007 (or approximately $6.0 to $8.0 million on an annualized basis). This disappointing result continues a string of losses that unfortunately have become commonplace. By our calculations, the pyramid probe card segment has lost in excess of $30 million pre-tax since 2002, which does not include capital deployed within the segment. As shareholders we have voiced our concerns to management regarding the compounding losses of the pyramid probe card division, only to be reassured that the company would grow into the increased cost structure as revenue ramped. Unfortunately, the promise of continued revenue growth was misguided as it now appears that revenue for the segment in 2007 will be flat or below prior year levels.

It is unclear whether extended lead times, poor product quality, or increased competition are responsible for subdued revenue expectations for the pyramid probe card segment, but regardless of the culprit it is evident that the current revenue run rate fills only one-quarter of the approximate $60 million in fabrication capacity. We believe management's quest for revenue growth in the division has resulted in very limited success and any top-line improvement over the past few years has certainly come at the expense of profitability. As losses have continued to mount, we have become increasingly skeptical that management has a well designed plan to generate adequate returns in the segment. We are perplexed with the Board's apparent willingness to accept the continued losses and support further investment in the segment. The Board, as fiduciaries to Cascade shareholders, has an obligation to challenge management assumptions and change course if profitability milestones are not met. At this point we are not confident that the Board has fulfilled that fiduciary responsibility. In our view, the division has become an investment "black hole" and believe the Board should act swiftly to mitigate further losses and destruction of shareholder value.

In addition to our concern regarding the pyramid probe card division, we view managements desire to grow via acquisition as ill-fated. While the purchase of Gryphics, Inc. ("Gryphics") in April may prove to be a prescient transaction, we view the timing and valuation with consternation. We fail to understand why management was willing to pay roughly 3x revenue for Gryphics, while the company's own shares trade at 1x revenue. Our conversations with management and other industry sources lead us to believe that the Gryphics transaction may not be the last. While not entirely opposed to strategic transactions that can extend the company's technology and footprint, we believe management should get its own house in order prior to making further acquisitions. We also believe management and the Board should compare the valuation of its own shares to the valuation of target companies. Should the disparity between the two remain wide, we would recommend the Board consider using Cascade's approximate $35 million in cash to acquire its own shares via a share repurchase program.

The accelerating losses in the pyramid probe segment coupled with the distraction of the acquisition program have caused overall company performance to suffer. In a presentation from Cascade's Analyst Day on August 8, 2006, management stated its goals of company wide gross margins of 50% and operating margins of 20%, excluding stock based compensation. For the second quarter ending June 30, 2007 Cascade reported gross margins of 45.3% and operating margins of 3.6%, excluding stock based compensation. Instead of moving toward its stated goals, the company is drifting farther away from them. This shortfall, among others, versus plan has not gone unnoticed as the company's stock price is down roughly 30% since Cascade's initial public offering on December 15, 2004, while the 500 index is up approximately 30% over the same time period.

What continues to give us hope and the rationale for increasing our position despite our aforementioned concerns is our view that the engineering segment is a profitable, albeit relatively mature, business with a strong installed base. As recently as 2004, the division posted an operating margin of 17%. While the company no longer provides segment operating profit detail, we have reason to believe the operating margins have not deteriorated materially since then given the revenue base has grown and gross margins have remained strong. Based on our analysis, the division should continue to maintain a dominant share of the industry and revenue should fluctuate with the research and development budgets of your customers, which tends to be much more stable than their capital spending budgets. Using conservative assumptions, we believe the value of the engineering segment coupled with net cash of roughly $35 million on the balance sheet equates to a share price which is well north of a 50% premium to where the shares trade today.

In summary, we are frustrated with the companys continued investment in the pyramid probe card segment which is masking the profitable and generally stable revenue stream of the engineering segment. We believe management's hunt for acquisitions has also caused the company to lose focus. Moreover, we question the Board's commitment to its fiduciary responsibilities during this period of weak financial performance. With the goal of creating significant shareholder value going forward, we request the following immediate actions:

1. Cascade management should outline a clear and concise road map as to how they will turn the pyramid probe card business to profitability in fiscal 2007. The Board should evaluate and sign off on this plan, and hold management accountable to producing those results. As part of this effort, we believe it would be helpful to add operational expertise to the management team and Board. Through our investment experience, we have developed relationships with industry experts that we think would improve the divisional and overall performance of Cascade. To that end we would be pleased to introduce you to these individuals.

2. Concurrent with our first recommendation, the Board should retain an independent investment bank to explore strategic alternatives for the pyramid probe card business as well as the entire company. We believe certain strategic buyers may be interested in the pyramid probe card segment as a stand-alone business, while others may be more interested in Cascade as a whole.

We believe status quo is unacceptable and look forward to a timely response from the Board regarding our concerns. We can be reached telephonically at (239)-593-1240 or by email at rmoses@rgmcapital.com.

Sincerely,



Robert G. Moses
Managing Partner
RGM Capital, LLC




Ben A. Brodkowitz
Research Analyst
RGM Capital, LLC